Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Third Meeting of the Seventh Session of

the Board of Directors of China Life Insurance Company Limited

The twenty-third meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 27, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated April 13, 2023. Out of the Company’s eight directors, seven directors attended the Meeting. Bai Tao, chairman of the Board and executive director of the Company, Li Mingguang, executive director of the Company, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting in person. Wang Junhui, non-executive director of the Company and Lam Chi Kuen, independent director of the Company, attended the Meeting by way of video conference. Zhao Peng, executive director of the Company, was on leave for business and authorized in writing, Li Mingguang, executive directors of the Company, to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the First Quarter Report of the Company for the Year of 2023

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2023. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for details of the changes in accounting estimates for the first quarter of the year of 2023.

Voting result: 8 for, 0 against, with no abstention

2.	Proposal on the Appointment of the Auditor for the Year of 2023

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2022 Annual General Meeting for approval. For detailed information, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

Commission File Number 001-31914

Voting result: 8 for, 0 against, with no abstention

3.	Proposal on Convening the 2022 Annual General Meeting

Notice of the 2022 Annual General Meeting will be published separately.

Voting result: 8 for, 0 against, with no abstention

4.	Proposal on the Corporate Governance Report of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

5.	Proposal on the Actuary Report of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

6.	Proposal on Entering into the Asset Management and Operating Service Agreement between China Life Investment Management Company Limited and the Company

Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2022 Annual General Meeting for approval. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 4 for, 0 against, with no abstention

7.	Proposal on the Company’s Investment in Beijing MTR Equity Investment Fund Partnership (Limited Partnership) through Equity Investment Plan

Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 4 for, 0 against, with no abstention

8.	Proposal on the Company’s Investment in Jicang (Tianjin) Logistics Equity Investment Fund Partnership (Limited Partnership) through Equity Investment Plan

Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 4 for, 0 against, with no abstention

9.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2022

Commission File Number 001-31914

Voting result: 8 for, 0 against, with no abstention

Please see notice and materials for the 2022 Annual General Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2022 Annual General Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

April 27, 2023

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